FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

8 March 2024

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Merrill Lynch International ("Merrill Lynch ") as part of its buy-back announced on 22 February 2024.

UK Venues

Date of purchase:	8 March 2024
Number of ordinary shares of US$0.50 each purchased:	3,364,888
Highest price paid per share:	£5.8870
Lowest price paid per share:	£5.7980
Volume weighted average price paid per share:	£5.8326

All repurchases on the London Stock Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	8 March 2024
Number of ordinary shares of US$0.50 each purchased:	2,405,600
Highest price paid per share:	HK$59.2000
Lowest price paid per share:	HK$58.8500
Volume weighted average price paid per share:	HK$58.9460

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Since the commencement of the buy-back announced on 22 February 2024, the Company has repurchased 66,015,914 ordinary shares for a total consideration of approximately US$505.7m.

Following the cancellation of the shares repurchased on the UK Venues, the Company's issued ordinary share capital will consist of 19,040,622,306 ordinary shares with voting rights. There are no ordinary shares held in treasury. Cancellation of the shares repurchased on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

The above figure of 19,040,622,306 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Merrill Lynch on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2370G_1-2024-3-8.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Corporate Governance & Secretariat

+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 08 March 2024